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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 8)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 15
THE MIDDLEBY CORPORATION (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
596278101 (CUSIP Number)
Nathaniel Sack, Seyfarth Shaw LLP 55 E. Monroe St., Suite 4200 Chicago, Illinois 60603-5803 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 7, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            596278101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WILLIAM F. WHITMAN, JR.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 60,000*
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 60,000*

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,753,674**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) IN

*
Includes shares beneficially owned by W.F. Whitman Family Foundation, Inc.

**
Includes (a) 1,543,674 shares held by the Whitman Irrevocable Trust, of which shares Mr. Whitman has the right, pursuant to the terms of the Irrevocable Trust Agreement, to acquire beneficial ownership within 60 days of the transfer described in this Schedule 13D, (b) 150,000 vested shares deemed issued upon the exercise of stock options, and (c) 60,000 shares beneficially owned by W.F. Whitman Family Foundation, Inc.

  CUSIP No.            596278101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BARBARA K. WHITMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) IN

*
Consists of shares held by the Whitman Irrevocable Trust, of which shares Mrs. Whitman has the right, pursuant to the terms of the Irrevocable Trust Agreement, to acquire beneficial ownership within 60 days of the transfer described in this Schedule 13D.

  CUSIP No.            596278101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
BARBARA K. WHITMAN, TRUSTEE UNDER TRUST AGREEMENTS DATED DECEMBER 21, 2003 FOR THE BENEFIT OF LAURA B. WHITMAN, WILLIAM F. WHITMAN III AND BARBARA K. WHITMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 718,500
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 718,500

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.            596278101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
WILLIAM F. WHITMAN, JR. AND BARBARA K. WHITMAN AS TRUSTEE UNDER WILLIAM F. WHITMAN, JR. AND BARBARA K. WHITMAN CHARITABLE REMAINDER TRUST AGREEMENT DATED AUGUST 3, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 100,000
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 100,000

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) OO

Item 1.    Security and Issuer.

        This Amendment to this statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock") of The Middleby Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 1400 Toastmaster Drive, Elgin, Illinois 60120.

Item 2.    Identity and Background.

(a)—(c)    This Schedule 13D is being filed by a group consisting of the following:

  (i)
  William F. Whitman, Jr. ("Mr. Whitman");

  (ii)
  Barbara K. Whitman ("Mrs. Whitman"), the spouse of Mr. Whitman;

  (iii)
  Barbara K. Whitman ("Family Trustee") as sole trustee under Trust Agreements dated December 21, 2003 for the benefit of Laura B. Whitman, William F. Whitman III and Barbara K. Whitman (the "Family Trusts"); and

  (iv)
  William F. Whitman, Jr. and Barbara K. Whitman ("CRT Trustees") as trustees under William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust Agreement dated August 3, 2004 (the "CRT").

        The above are collectively referred to as the "Reporting Persons."

        The principal business address of the Reporting Persons is c/o The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120.

        Mr. Whitman is Chairman of the Issuer. The Issuer's principal business is the manufacturing of foodservice equipment.

        Mrs. Whitman is the spouse of Mr. Whitman and the mother of Laura B. Whitman and William F. Whitman III.

        (d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)   During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Each of Mr. and Mrs. Whitman and Trustee is a citizen of the United States. The Trusts and the CRT were formed in the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

        N/A

Item 4.    Purpose of Transaction.

        For tax planning purposes, on December 7, 2004, Mr. Whitman and Mrs. Whitman assigned an aggregate of 1,738,974 shares of Common Stock that they held in revocable living trusts to two trusts (referred to as the "Irrevocable Trusts") whose grantors are Mr. Whitman and Mrs. Whitman, respectively. Thomas C. Danziger is the sole trustee of the Irrevocable Trusts. The Whitmans, the Irrevocable Trusts and the trustee of the Irrevocable Trusts did not receive or pay any consideration in connection with such transactions. Under the terms of the Irrevocable Trust Agreements, Mr. Whitman and Mrs. Whitman have the right to acquire the corpus of the Irrevocable Trust within 60 days of the assignment.

        As of the date of this Amendment to this Schedule 13D, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D, other than acquisition of the corpus of the Irrevocable Trust within 60 days of the assignment of the shares of Common Stock.

        The Reporting Persons meet the definition of a "group" for purposes of Section 13(d) of the Securities Act. This Schedule D has been filed by the Reporting Persons.

Item 5.    Interest in Securities of the Issuer.

        (a)   Pursuant to Rule 13(d)-3(1)(i) under the Exchange Act, Mr. Whitman is deemed to beneficially own 1,693,674 shares of Common Stock, because he has the right to acquire beneficial ownership of 1,543,674 shares within 60 days of the assignment described in Item 4 above pursuant to the terms of an Irrevocable Trust Agreement, and including 150,000 shares deemed issued upon exercise of options, which represents an aggregate of approximately 18.3% of the 9,240,801 shares of Common Stock outstanding as reported by the Issuer on November 5, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 2, 2004, which was filed on November 16, 2004.

        Mrs. Whitman, individually, is deemed to beneficially own 195,300 shares of Common Stock because she has the right to acquire beneficial ownership of such securities within 60 days of the transfer pursuant to the terms of an Irrevocable Trust Agreement, which represents approximately 2.1% of the 9,240,801 shares of Common Stock outstanding on November 5, 2004 as reported by the Issuer.

        While the 1,738,974 securities held by the Irrevocable Trusts and beneficially owned by Mr. Whitman and Mrs. Whitman described in the two preceding paragraphs are assigned to the Irrevocable Trusts as described under Item 4 above, Thomas C. Danziger, the sole trustee of the Irrevocable Trusts, has sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the securities. Mr. Danziger is the spouse of Laura B. Whitman. Laura B. Whitman is a director of the Issuer and Mr. Whitman and Mrs. Whitman's daughter. The shares of Common Stock held by the Irrevocable Trusts represent approximately 18.8% of the 9,240,801 shares of Common Stock outstanding on November 5, 2004 as reported by the Issuer.

        Family Trustee has sole authority to direct the disposition and voting of the 718,500 shares owned by the Family Trusts, which represents approximately 7.8% of the 9,240,801 shares of Common Stock outstanding on November 5, 2004 as reported by the Issuer.

        In addition, Mr. Whitman and Mrs. Whitman together, and the CRT, are deemed to beneficially own an aggregate of 100,000 shares of Common Stock, which represents approximately 1.1% of the 9,240,801 shares of Common Stock outstanding as reported by the Issuer on November 5, 2004. CRT Trustees together have the sole authority to direct the disposition and voting of the 100,000 shares owned by the CRT.

        The total number of shares of Common Stock beneficially owned by the Reporting Persons as a group is 2,767,474 shares, which represents approximately 29.9% of the 9,240,801 shares of Common Stock outstanding on November 5, 2004 as reported by the Issuer. Holdings and percentages have been calculated pursuant to SEC Rule 13d-3(d)(1)(i).

        (b)   Mr. Whitman has sole power to vote and sole power to dispose or to direct the disposition of 60,000 shares of Common stock held in the name of W.F. Whitman Family Foundation, Inc., and upon exercise of all of his outstanding vested options, will have the sole power to vote or to direct the vote and sole power to dispose of an additional 150,000 shares.

        Mrs. Whitman has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 718,500 shares of Common Stock held by the Family Trusts.

        Mr. Whitman and Mr. Whitman together have the power to vote or to direct the vote of and the sole power to dispose or direct the disposition of an additional 100,000 shares of Common Stock held by the CRT.

        (c)   In August, 2004, Mr. Whitman made a gift of 50,000 shares, and Mrs. Whitman made a gift of 50,000 shares, of Common Stock to William F. Whitman, Jr. and Barbara K. Whitman as the trustees under William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust Agreement dated August 3, 2004;

        In September, 2004, Mr. Whitman made a gift of 10,000 shares, and Mrs. Whitman made a gift of 10,000 shares, of Common Stock to The President and Trustees of Williams College, as trustees under the Whitman-Williams College Charitable Remainder Trust Agreement dated August 3, 2004; and

        In September, 2004, Mr. Whitman made a gift of 40,000 shares of Common Stock to the W.F. Whitman Family Foundation, Inc.

        No consideration was paid or received in connection with such gifts.

        (d)   The Irrevocable Trusts (described in Item 4 above), The Family Trusts (described in paragraphs (a)—(c) of Item 2 above) and the W.F. Whitman Family Foundation (described in paragraph (b) of Item 5 above) have, respectively, the right to receive any dividends from, or proceeds from the sale of the shares of Common Stock held by such entities.

        (e)   N/A

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Pursuant to the terms of the Irrevocable Trust Agreements, the trustee of the Irrevocable Trusts has the sole authority to direct to the disposition and voting of the shares of Common Stock owned by the Irrevocable Trusts. However, under the terms of the Irrevocable Trust Agreements, Mr. Whitman and Mrs. Whitman have the right to acquire beneficial ownership of such securities within 60 days of the transaction reported on this Schedule 13D.

Item 7.    Material to be filed as Exhibits.

Exhibit 1
Irrevocable Trust Agreement, dated November 30, 2003, between William F. Whitman, Jr., as Grantor of the Irrevocable Trust, and Thomas C. Danziger, as Trustee of the Trust, incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule 13D filed by William F. Whitman, Jr. on December 23, 2003.
Exhibit 2
Irrevocable Trust Agreement, dated November 30, 2003, between Barbara K. Whitman, as Grantor of the Irrevocable Trust, and Thomas C. Danziger, as Trustee of the Trust, incorporated by reference to Exhibit 2 to Amendment No. 5 to Schedule 13D filed by William F. Whitman, Jr. on December 23, 2003.
Exhibit 3
William F. Whitman, Jr. and Barbara K. Whitman Charitable Trust Agreement, between William F. Whitman, Jr. and Barbara K. Whitman as Grantors of the CRT, and William F. Whitman, Jr. and Barbara K. Whitman as Trustees of the CRT.

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 17, 2004	/s/ WILLIAM F. WHITMAN, JR. William F. Whitman, Jr.
/s/ BARBARA K. WHITMAN Barbara K. Whitman
/s/ BARBARA K. WHITMAN Barbara K. Whitman, sole trustee under Trust Agreements dated December 21, 2003 for the benefit of Laura B. Whitman, William F. Whitman III and Barbara K. Whitman
/s/ WILLIAM F. WHITMAN, JR. William F. Whitman, Jr., as trustee under William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust Agreements dated August 3, 2004
/s/ BARBARA K. WHITMAN Barbara K. Whitman, as trustee under William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust Agreements dated August 3, 2004
ATTENTION:	INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. 1001).

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Signatures